UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No._)*


                         OCEAN WEST HOLDING CORPORATION
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                                (Name of Issuer)


                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)


                                    67517P109
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                                 (CUSIP Number)

                                 Yvon H. Cormier
                                6 Shandel Circle
                                Andover, MA 01810
                                 (978) 470-0189
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  July 1, 2005
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages

CUSIP No. 67517P109

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1    NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Yvon H. Cormier (I.R.S. Identification No. N/A)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [_] (b) [X]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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  NUMBER OF    7    SOLE VOTING POWER

   SHARES           2,050,000
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BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          0
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    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,050,000
               -----------------------------------------------------------------
   PERSON      10   SHARED DISPOSITIVE POWER

    WITH            0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,050,000
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                     [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 5 pages

CUSIP No. 67517P109

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Item 1.  Security and Issuer

      This Statement (this "Statement") relates to the common stock, $0.001 par value per share ("Common Stock") of Ocean West Holding Corporation, a Nevada corporation (the "Issuer" or "Ocean"). The principal executive offices of Ocean are located at 26 Executive Park, Suite 250, Irvine, California 92614.

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Item 2.  Identity and Background

      (a) This Statement is being filed by Yvon H. Cormier ("Cormier").

      (b) Mr. Cormier's address is 6 Shandel Circle, Andover, MA 01810.

      (c) The principal business of Mr. Cormier is home construction.

      (d) Mr. Cormier, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Mr. Cormier, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Cormier is a United States citizen.

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Item 3.  Source and Amount of Funds or Other Consideration

      The source of funds paid for 2,050,000 shares of Common Stock of Ocean owned by Mr. Cormier were personal funds of Mr. Cormier.

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Item 4.  Purpose of Transaction

The acquisition by Mr. Cormier of the shares of Common Stock was effected because of Mr. Cormier's belief that the Common Stock represents an attractive investment. Mr. Cormier may, from time to time, acquire additional shares of Common Stock or engage in discussions with the Company concerning further acquisitions of shares of Common Stock, or warrants to purchase Common Stock, or further investments in the Company.

Mr. Cormier intends to review his investment in the Company on a continuing basis, and depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to Mr. Cormier, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of his investment in the Company.

Except as set forth above in this Schedule 13D, Mr. Cormier does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g)


                                Page 3 of 5 pages
changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

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Item 5.  Interest in Securities of the Issuer

      (a) As of the date of this Statement, Cormier beneficially owns 2,050,000 shares of Common Stock of Ocean. This represents approximately 8.0% of the 25,733,279 total number of shares of the issued and outstanding shares of Common Stock of Ocean as of November 14, 2005.

      (b) Cormier has sole dispositive and voting power with respect to 2,050,000 shares of Common Stock of Ocean.

      (c) No transactions in the shares were effected by Mr. Cormier in the past 60 days.

      (d) N/A

      (e) N/A

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with his purchase of 2,000,000 shares of Common Stock of Ocean, Mr. Cormier entered into the Subscription Agreement, dated as of July 1, 2005 with Ocean ("Subscription Agreement").

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

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Item 7.  Material to be Filed as Exhibits

None.

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                                Page 4 of 5 pages

SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December __, 2005
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Date

/s/ Yvon H. Cormier
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Signature

Yvon H. Cormier
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Name/Title


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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